Exhibit 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except per share amounts)	Notes	2019	2018	2019	2018
CONTINUING OPERATIONS
Revenues	2	1,423	1,311	2,910	2,690
Operating expenses	5	(1,070)	(964)	(2,161)	(1,916)
Depreciation		(38)	(29)	(72)	(59)
Amortization of computer software		(104)	(100)	(209)	(198)
Amortization of other identifiable intangible assets		(25)	(28)	(52)	(57)
Other operating gains, net	6	261	14	305	12
Operating profit		447	204	721	472
Finance costs, net:
Net interest expense	7	(37)	(81)	(72)	(159)
Other finance (costs) income	7	(18)	14	(29)	21
Income before tax and equity method investments		392	137	620	334
Share of post-tax (losses) earnings in equity method investments	8	(126)	2	(223)	4
Tax (expense) benefit	9	(50)	3	(55)	(24)
Earnings from continuing operations		216	142	342	314
(Loss) earnings from discontinued operations, net of tax	10	(27)	515	(37)	32
Net earnings		189	657	305	346
Earnings attributable to:
Common shareholders		189	625	305	286
Non-controlling interests		–	32	–	60

Earnings (loss) per share:	11
Basic earnings (loss) per share:
From continuing operations		$0.43	$0.20	$0.68	$0.44
From discontinued operations		(0.05)	0.68	(0.08)	(0.04)
Basic earnings per share		$0.38	$0.88	$0.60	$0.40

Diluted earnings (loss) per share:
From continuing operations		$0.43	$0.20	$0.68	$0.44
From discontinued operations		(0.06)	0.68	(0.08)	(0.04)
Diluted earnings per share		$0.37	$0.88	$0.60	$0.40

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	Notes	2019	2018	2019	2018
Net earnings		189	657	305	346
Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	(10)	28	(19)	68
Cash flow hedges adjustments to equity		5	(30)	14	(58)
Foreign currency translation adjustments to equity		2	(360)	35	(201)
Share of other comprehensive income (loss) in equity method investments	8	5	-	(26)	-
Related tax (expense) benefit on share of other comprehensive income (loss) in equity method investments		(2)	-	6	-
Reclassification of foreign currency translation adjustments on disposal of businesses		9	-	9	-
		9	(362)	19	(191)
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	12	3	-	1	-
Remeasurement on defined benefit pension plans		(3)	65	(10)	111
Related tax (expense) benefit on remeasurement on defined benefit pension plans		-	(15)	2	(27)
Share of other comprehensive income in equity method investments	8	15	-	9	-
Related tax expense on share of other comprehensive income in equity method investments		(3)	-	(2)	-
		12	50	-	84
Other comprehensive income (loss)		21	(312)	19	(107)
Total comprehensive income		210	345	324	239

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		237	74	361	223
Discontinued operations		(27)	239	(37)	(44)
Non-controlling interests-discontinued operations		-	32	-	60
Total comprehensive income		210	345	324	239

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		June 30,	December 31,

(millions of U.S. dollars)	Notes	2019	2018
Cash and cash equivalents	12	2,108	2,706
Trade and other receivables		1,178	1,313
Other financial assets	12	48	76
Prepaid expenses and other current assets		527	434
Current assets		3,861	4,529
Computer hardware and other property, net		470	473
Computer software, net		881	908
Other identifiable intangible assets, net		3,272	3,324
Goodwill		5,078	5,076
Equity method investments	8	1,969	2,207
Other financial assets	12	363	53
Other non-current assets	13	528	446
Deferred tax		31	31
Total assets		16,453	17,047

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	12	-	3
Payables, accruals and provisions	14	1,063	1,549
Deferred revenue		845	815
Other financial liabilities	12	92	95
Current liabilities		2,000	2,462
Long-term indebtedness	12	3,233	3,213
Provisions and other non-current liabilities	15	1,178	1,268
Other financial liabilities	12	232	79
Deferred tax		712	799
Total liabilities		7,355	7,821

Equity
Capital	16	5,381	5,348
Retained earnings		4,577	4,755
Accumulated other comprehensive loss		(860)	(877)
Total equity		9,098	9,226
Total liabilities and equity		16,453	17,047
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	Notes	2019	2018	2019	2018
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		216	142	342	314
Adjustments for:
Depreciation		38	29	72	59
Amortization of computer software		104	100	209	198
Amortization of other identifiable intangible assets		25	28	52	57
Net losses (gains) on disposals of businesses and investments		3	-	(21)	-
Deferred tax		(9)	(30)	(73)	(25)
Other	17	(77)	11	53	58
Pension contribution		-	-	(167)	-
Changes in working capital and other items	17	(94)	72	(262)	(100)
Operating cash flows from continuing operations		206	352	205	561
Operating cash flows from discontinued operations		(65)	451	(122)	661
Net cash provided by operating activities		141	803	83	1,222
INVESTING ACTIVITIES
Acquisitions, net of cash acquired		(1)	(1)	(5)	(28)
Proceeds from disposals of businesses and investments, net of taxes paid		23	-	57	-
Capital expenditures		(130)	(131)	(240)	(310)
Proceeds from disposals of property and equipment		2	27	2	27
Other investing activities		1	18	4	18
Investing cash flows from continuing operations		(105)	(87)	(182)	(293)
Investing cash flows from discontinued operations		-	(138)	29	(246)
Net cash used in investing activities		(105)	(225)	(153)	(539)
FINANCING ACTIVITIES
Proceeds from debt		-	-	-	1,370
Repayments of debt		-	(870)	-	(870)
Net borrowings under short-term loan facilities		-	1,313	-	61
Payments of lease principal		(12)	-	(23)	-
Repurchases of common shares	16	-	(359)	(190)	(359)
Dividends paid on preference shares		(1)	-	(2)	(1)
Dividends paid on common shares	16	(175)	(239)	(349)	(475)
Other financing activities		2	1	37	1
Financing cash flows from continuing operations		(186)	(154)	(527)	(273)
Financing cash flows from discontinued operations		-	(24)	-	(35)
Net cash used in financing activities		(186)	(178)	(527)	(308)
(Decrease) increase in cash and bank overdrafts		(150)	400	(597)	375
Translation adjustments		-	(13)	2	(12)
Cash and bank overdrafts at beginning of period		2,258	844	2,703	868
Cash and bank overdrafts at end of period		2,108	1,231	2,108	1,231
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		2,108	879	2,108	879
Cash and cash equivalents in assets held for sale		-	356	-	356
Bank overdrafts		-	(4)	-	(4)
		2,108	1,231	2,108	1,231
Supplemental cash flow information is provided in note 17.
Interest paid		(82)	(114)	(96)	(142)
Interest received		10	4	27	5
Income taxes paid	17	(62)	(33)	(169)	(95)

Operating cash flows include interest received and interest paid, which is net of debt-related hedges.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2018	3,443	1,905	5,348	4,755	10	(887)	(877)	9,226
Impact of IFRS 16 (see note 1)	-	-	-	11	-	-	-	11
Balance after IFRS 16 adoption	3,443	1,905	5,348	4,766	10	(887)	(877)	9,237
Net earnings	-	-	-	305	-	-	-	305
Other comprehensive income (loss)	-	-	-	2	(25)	42	17	19
Total comprehensive income (loss)	-	-	-	307	(25)	42	17	324
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)
Dividends declared on common shares	-	-	-	(361)	-	-	-	(361)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	12	-	12	-	-	-	-	12
Repurchases of common shares	(18)	-	(18)	(133)	-	-	-	(151)
Stock compensation plans	140	(101)	39	-	-	-	-	39
Balance, June 30, 2019	3,577	1,804	5,381	4,577	(15)	(845)	(860)	9,098

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575
Impact of IFRS 15 adoption	-	-	-	172	-	-	-	172	-	172
Balance after IFRS 15 adoption	9,306	243	9,549	7,373	16	(3,689)	(3,673)	13,249	498	13,747
Net earnings	-	-	-	286	-	-	-	286	60	346
Other comprehensive income (loss)	-	-	-	84	10	(201)	(191)	(107)	-	(107)
Total comprehensive income (loss)	-	-	-	370	10	(201)	(191)	179	60	239
Change in ownership interest of subsidiary	-	-	-	27	-	-	-	27	(3)	24
Distributions to non- controlling interests	-	-	-	-	-	-	-	-	(35)	(35)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(490)	-	-	-	(490)	-	(490)
Shares issued under DRIP	15	-	15	-	-	-	-	15	-	15
Repurchases of common shares	(123)	-	(123)	(250)	-	-	-	(373)	-	(373)
Pre-defined share repurchase plan	(313)	-	(313)	(654)	-	-	-	(967)	-	(967)
Stock compensation plans	88	(84)	4	-	-	-	-	4	-	4
Balance, June 30, 2018	8,973	159	9,132	6,375	26	(3,890)	(3,864)	11,643	520	12,163

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major provider of news and information-based tools to professionals.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2018, except as described below. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2018. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018, which are included in the Company’s 2018 annual report.

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone. The Company retained a 45% interest in the business, which is now known as Refinitiv. The Financial & Risk business was reported as a discontinued operation from the beginning of 2018 to the closing date.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Changes in accounting policy

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”), which introduced a single lease accounting model that eliminated the prior distinction between operating and finance leases for lessees. IFRS 16 was adopted using the modified retrospective method, including a set of practical expedients and elections. Under this approach, the cumulative effect of adoption of $11 million was recorded as an adjustment to retained earnings at January 1, 2019 and comparative period information was not restated. From January 1, 2019, the Company:

●	Recognizes right-of-use assets and lease liabilities on the consolidated statement of financial position for leases having a term of more than 12 months;
●	Depreciates right-of-use assets on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term;
●	Presents interest expense on lease liabilities as a component of “Finance costs, net,” within the consolidated income statement;
●	Presents the principal portion of its total lease payments within “Financing activities” and the interest portion within “Operating activities” on the consolidated statement of cash flow; and
●	Recognizes a receivable, which arises from sublease arrangements, equal to the net investment in the lease on the consolidated statement of financial position.

Prior to January 1, 2019, the Company classified all lease commitments as operating and did not record them on the consolidated statement of financial position. Operating lease payments were recognized as expense on a straight-line basis over the lease term in “Operating expenses” within the consolidated income statement and operating lease payments were reported as “Operating activities” in the consolidated statement of cash flow.

The Company applied certain practical expedients and elections at January 1, 2019, the initial application date of IFRS 16. Specifically, the Company:

●	Continued to treat contracts determined to be leases under the prior accounting standard as leases under IFRS 16;
●	Measured right-of-use assets and lease liabilities, regardless of commencement date, using incremental borrowing rates as of January 1, 2019;
●	Retained prior assessments of onerous lease contracts under IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and
●

Excluded from recognized assets and liabilities, as applicable (a) initial direct costs to enter the lease, (b) leases with a remaining term of 12 months or less from January 1, 2019 and (c) low-value leases, all of which will continue to be accounted for as “Operating expenses” in the consolidated income statement.

The following table reconciles operating lease commitments at December 31, 2018 to lease liabilities recognized in the consolidated statement of financial position at January 1, 2019, the date of initial application:

January 1,
2019
Operating lease commitments at December 31, 2018	329
Leases beginning after January 1, 2019	(65)
Operating lease commitments subject to IFRS 16	264
Discounted at 4.1%, the weighted-average incremental borrowing rate at January 1, 2019	(26)
Exemption for short-term leases	(41)
Lease liabilities at January 1, 2019	197

The following table sets forth the adoption impacts on the consolidated statement of financial position at January 1, 2019:

	December 31,		January 1,

	2018 As	IFRS 16 Adoption	2019
	Reported	Adjustment	Opening Balance
Other financial assets—current	76	6	82
Prepaid expenses and other current assets	434	(5)	429
Computer hardware and other property, net	473	128	601
Other financial assets—non-current	53	34	87
Total assets	17,047	163	17,210
Payables, accruals and provisions	1,549	(31)	1,518
Other financial liabilities—current	95	43	138
Provisions and other non-current liabilities	1,268	(14)	1,254
Other financial liabilities—non-current	79	154	233
Total liabilities	7,821	152	7,973
Retained earnings	4,755	11	4,766

Total assets increased by $163 million, primarily due to the recognition of right-of-use assets of $128 million, and net investments in subleases of $40 million. Total liabilities increased by $152 million, as the recognition of $197 million of new lease liabilities was offset by the reclassification of liabilities associated with the former operating leases.

Effective January 1, 2019, the Company adopted IAS 19 amendments, Plan Amendment, Curtailment or Settlement, which clarifies the accounting for amendments, curtailments or settlements for defined benefit plans. These changes require an entity to remeasure its defined benefit liability and use the updated assumptions from the remeasurement to determine current service and net interest for the remainder of the reporting period after the change. The IAS 19 amendments did not have a material impact on the consolidated income statement and cash flow for the three and six months ended June 30, 2019 and financial position for the six months ended June 30, 2019.

Effective January 1, 2019, the Company adopted International Financial Reporting Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatments, which adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. IFRIC 23 did not have a material impact on the consolidated income statement and cash flow for the three and six months ended June 30, 2019 and financial position for the six months ended June 30, 2019.

Accounting Policies

Leases

For periods beginning from January 1, 2019:

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a specified period in exchange for consideration. When the Company leases assets from third parties, the Company is the lessee. When the Company leases assets to third parties, the Company is the lessor.

Lessee

At the lease commencement date, a right-of-use asset for the underlying leased asset and corresponding lease liability are recognized in the consolidated statement of financial position measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company uses its incremental borrowing rate, which is the interest rate that the Company would pay to borrow funds to obtain an asset of a similar value to the right-of-use asset with a comparable security, economic environment and term.

The right-of-use asset is included in “Computer hardware and other property, net” and the lease liability is included in “Other financial liabilities” (current or non-current, based on maturity) within the consolidated statement of financial position.

Right-of-use assets are measured on a number of factors including:

●	The initial amount of the lease liability;
●	Lease payments made at or before the commencement date; and
●	Initial direct costs and expected restoration costs.

Lease liabilities are measured as the present value of non-cancellable payments over the lease term, which may include:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payments that are based on an index or a rate (including inflation-linked payments);
●	Amounts expected to be payable by the lessee under residual value guarantees;
●	Exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
●	Penalty payments for terminating the lease, if the lease term reflects the lessee exercising that option.

Where exercise of renewal or termination options is deemed reasonably certain, such assumptions are reflected in the valuation of the lease right-of-use asset and liability. The reasonably certain assessment is made at the lease commencement date and re-assessed if there is a material change in circumstances supporting the assessment.

Lease payments are apportioned between the liability and a finance charge, which is reported within “Finance costs, net” in the consolidated income statement. The right-of-use asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis and presented within “Depreciation” in the consolidated income statement.

Most of the Company’s leases are comprised of property leases, for which fixed payments covering lease and non-lease components are included in the value of the right-of-use assets and lease liabilities.

Payments for leases with a term of 12 months or less and low-value leases are recognized on a straight-line basis within “Operating expenses” in the consolidated income statement and are not recognized in the consolidated statement of financial position.

Lessor

Lessor arrangements are classified as finance leases when substantially all the risks and rewards of the underlying asset transfer to the lessee. A receivable, equal to the net investment in the lease, is recognized on the consolidated statement of financial position at the commencement date with an offset to the underlying asset. The receivable is measured as the present value of non-cancellable payments to be received by the Company over the lease term. The payments are discounted using the interest rate implicit in the lease, if this can be readily determined, or at the Company’s incremental borrowing rate, if the implicit rate cannot be determined. A gain or loss is recorded in “Other operating gains (losses), net,” within the consolidated income statement for the difference between the carrying value of the underlying asset and the lease receivable. Lease payments are apportioned between the lease receivable and finance income, which is reported within “Finance costs, net” in the consolidated income statement.

When the Company retains the risks and rewards of the underlying asset, the arrangement is classified as an operating lease. Payments received under operating leases are recognized as income on a straight-line basis over the lease term within “Operating expenses” in the consolidated income statement. The carrying value of the underlying asset is retained on the consolidated statement of financial position and amortized over the remaining term, determined as the shorter of the estimated useful life of the asset or the remaining lease term.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments for the three and six months ended June 30, 2019 and 2018 (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Recurring	555	539	269	243	147	139	144	63	-	-	1,115	984
Transactions	48	54	49	53	35	37	12	9	-	-	144	153
Global Print	-	-	-	-	-	-	-	-	164	174	164	174
Eliminations	-	-	-	-	-	-	-	-	-	-	-	-
Total	603	593	318	296	182	176	156	72	164	174	1,423	1,311

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Six months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Recurring	1,105	1,072	538	486	320	306	287	125	-	-	2,250	1,989
Transactions	92	106	132	139	84	87	24	19	-	-	332	351
Global Print	-	-	-	-	-	-	-	-	329	351	329	351
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	1,197	1,178	670	625	404	393	311	144	329	351	2,910	2,690

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
U.S.	492	485	257	232	143	138	103	19	116	122	1,111	996
Canada (country of domicile)	12	11	3	2	8	8	-	-	20	21	43	42
Other	6	5	14	18	20	19	4	2	7	6	51	50
Americas (North America, Latin America, South America)	510	501	274	252	171	165	107	21	143	149	1,205	1,088

U.K.	49	54	30	27	7	7	7	7	9	13	102	108
Other	18	16	6	10	-	-	28	29	4	3	56	58
EMEA (Europe, Middle East and Africa)	67	70	36	37	7	7	35	36	13	16	158	166
Asia Pacific	26	22	8	7	4	4	14	15	8	9	60	57
Eliminations	-	-	-	-	-	-	-	-	-	-	-	-
Total	603	593	318	296	182	176	156	72	164	174	1,423	1,311

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Six months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
U.S.	979	961	546	500	328	316	206	37	236	247	2,295	2,061
Canada (country of domicile)	22	21	6	5	17	17	1	1	38	40	84	84
Other	13	12	30	34	41	41	5	4	11	15	100	106
Americas (North America, Latin America, South America)	1,014	994	582	539	386	374	212	42	285	302	2,479	2,251

U.K.	100	107	53	52	11	11	13	14	19	25	196	209
Other	31	32	19	20	-	-	56	58	8	6	114	116
EMEA (Europe, Middle East and Africa)	131	139	72	72	11	11	69	72	27	31	310	325
Asia Pacific	52	45	16	14	7	8	30	30	17	18	122	115
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	1,197	1,178	670	625	404	393	311	144	329	351	2,910	2,690

Note 3: Segment Information

The Company is organized as five reportable segments reflecting how the businesses are managed: Legal Professionals, Corporates, Tax & Accounting Professionals, Reuters News and Global Print. In the second quarter of 2019, the Company changed the name of its Tax Professionals segment to Tax & Accounting Professionals to better reflect the nature of the customers served by the segment. The Company did not change the way that it manages the business. The accounting policies applied by the segments are the same as those applied by the Company.

The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers, including the seven largest global accounting firms, with the Company’s full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by the Corporates segment), as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Revenues
Legal Professionals	603	593	1,197	1,178
Corporates	318	296	670	625
Tax & Accounting Professionals	182	176	404	393
Reuters News	156	72	311	144
Global Print	164	174	329	351
Eliminations	-	-	(1)	(1)
Consolidated revenues	1,423	1,311	2,910	2,690

Adjusted EBITDA
Legal Professionals	232	198	459	389
Corporates	102	95	220	206
Tax & Accounting Professionals	60	41	153	121
Reuters News	10	8	26	16
Global Print	73	76	147	157
Corporate costs	(122)	(70)	(253)	(111)
Adjusted EBITDA	355	348	752	778
Fair value adjustments (see note 5)	(2)	(1)	(3)	(4)
Depreciation	(38)	(29)	(72)	(59)
Amortization of computer software	(104)	(100)	(209)	(198)
Amortization of other identifiable intangible assets	(25)	(28)	(52)	(57)
Other operating gains, net	261	14	305	12
Consolidated operating profit	447	204	721	472
Net interest expense	(37)	(81)	(72)	(159)
Other finance (costs) income	(18)	14	(29)	21
Share of post-tax (losses) earnings in equity method investments	(126)	2	(223)	4
Tax (expense) benefit	(50)	3	(55)	(24)
Earnings from continuing operations	216	142	342	314

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, commercial sales operations, real estate, and product and content development, as well as an allocation of product costs when one segment sells products managed by another segment.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of the Company’s operating profit may be further impacted by the timing of its corporate costs, as it has been incurring significant costs to reposition its business following the sale of Financial & Risk.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Salaries, commissions and allowances	609	592	1,231	1,178
Share-based payments	15	14	27	23
Post-employment benefits	34	34	68	72
Total staff costs	658	640	1,326	1,273
Goods and services(1)	313	229	645	463
Data	66	59	129	112
Telecommunications	13	9	23	14
Real estate	18	26	35	50
Fair value adjustments(2)	2	1	3	4
Total operating expenses	1,070	964	2,161	1,916

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating Gains, Net

Other operating gains, net, were $261 million and $14 million for the three months ended June 30, 2019 and 2018, respectively, and $305 million and $12 million for the six months ended June 30, 2019 and 2018, respectively. The three and six months ended June 30, 2019 included a $256 million and $275 million benefit, respectively, from the revaluation of warrants that the Company holds in Refinitiv (see note 12). Each period also included income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see note 19) and the six months ended June 30, 2019 also included net gains from the sale of several small businesses. The three and six months ended June 30, 2018 included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Interest expense:
Debt	39	74	77	144
Derivative financial instruments - hedging activities	-	2	1	3
Other, net	5	1	9	2
Fair value losses on financial instruments:
Cash flow hedges, transfer from equity	(10)	28	(19)	68
Net foreign exchange losses (gains) on debt	10	(28)	19	(68)
Net interest expense - debt and other	44	77	87	149
Interest expense - leases(1)	1	-	3	-
Net interest expense - pension and other post-employment benefit plans	7	7	13	14
Interest income	(15)	(3)	(31)	(4)
Net interest expense	37	81	72	159

(1)	Relates to the 2019 adoption of IFRS 16. See note 1.

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Net losses (gains) due to changes in foreign currency exchange rates	18	(5)	29	(18)
Net gains on derivative instruments	-	(9)	-	(3)
Other finance costs (income)	18	(14)	29	(21)

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 8: Equity Method Investments

Equity method investments are primarily comprised of the Company’s 45% investment in Refinitiv.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Refinitiv (45% ownership interest)	(129)	-	(231)	-
Other equity method investments	3	2	8	4
Total share of post-tax (losses) earnings in equity method investments	(126)	2	(223)	4

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	June 30,	December 31,

	2019	2018
Refinitiv (45% ownership interest)	1,805	2,052
Other equity method investments	164	155
Total equity method investments	1,969	2,207

Set forth below is summarized financial information for 100% of Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

	Three months ended June 30,	Six months ended June 30,

	2019	2019
Revenues	1,550	3,117

Net loss	(267)	(477)
Remove: Net earnings attributable to non-controlling interests	(11)	(29)
Net loss attributable to Refinitiv	(278)	(506)
Other comprehensive income (loss) attributable to Refinitiv	46	(31)
Total comprehensive loss attributable to Refinitiv	(232)	(537)

	June 30,	December 31,

	2019	2018
Assets
Current assets	2,168	2,284
Non-current assets	21,007	20,978
Total assets	23,175	23,262
Liabilities
Current liabilities	1,880	1,842
Non-current liabilities	14,258	13,966
Total liabilities	16,138	15,808
Net assets	7,037	7,454
Non-controlling interests	(2,014)	(1,924)
Preference shares and other excluded items	(1,013)	(971)
Net assets attributable to Refinitiv	4,010	4,559

Net assets attributable to Refinitiv - beginning period	4,559	5,218
Net loss attributable to Refinitiv	(506)	(487)
Other comprehensive loss attributable to Refinitiv	(31)	(172)
Other adjustments(1)	(12)	-
Net assets attributable to Refinitiv - ending period	4,010	4,559
Thomson Reuters % share	45%	45%
Thomson Reuters carrying amount	1,805	2,052

(1)	Relates to an adjustment associated with the audit of Refinitiv’s 2018 annual financial statements.

Note 9: Taxation

Tax expense (benefit) was $50 million and $(3) million for the three months ended June 30, 2019 and 2018, respectively, and $55 million and $24 million for the six months ended June 30, 2019 and 2018, respectively. The tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense (benefit) for the full year.

Note 10: Discontinued Operations

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business. The Company retained a 45% interest in the business, which is now known as Refinitiv. The three and six months ended June 30, 2018 include the results of Financial & Risk reported as discontinued operations in the consolidated financial statements. The three and six months ended June 30, 2019 included residual expenses and charges related to liabilities associated with businesses that were previously classified as discontinued operations, including Financial & Risk.

(Loss) earnings from discontinued operations are summarized as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Revenues	-	1,553	-	3,136
Expenses	(27)	(1,022)	(37)	(2,220)
(Loss) earnings from discontinued operations before income tax	(27)	531	(37)	916
Tax expense(1)	-	(16)	-	(884)
(Loss) earnings from discontinued operations, net of tax	(27)	515	(37)	32

(1)

The three months and six months ended June 30, 2018 reflected a $32 million deferred tax benefit and an $812 million deferred tax charge, respectively, that was recorded when the Financial & Risk business was classified as held for sale. These deferred taxes were not previously required as the business was not considered held for sale until January 2018. The benefit in the three-month period ended June 30, 2018 represented a revision to an estimate recorded in the three-month period ended March 31, 2018.

Note 11: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Earnings attributable to common shareholders	189	625	305	286
Less: Dividends declared on preference shares	(1)	-	(2)	(1)
Earnings used in consolidated earnings per share	188	625	303	285
Less: Loss (earnings) from discontinued operations, net of tax	27	(515)	37	(32)
Remove: Non-controlling interests from discontinued operations	-	32	-	60
Earnings used in earnings per share from continuing operations	215	142	340	313

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Weighted-average number of common shares outstanding	500,705,054	708,974,582	501,035,457	709,448,598
Weighted-average number of vested DSUs	526,158	699,588	522,677	767,352
Basic	501,231,212	709,674,170	501,558,134	710,215,950
Effect of stock options and TRSUs	1,809,524	421,224	1,594,354	581,482
Diluted	503,040,736	710,095,394	503,152,488	710,797,432

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position are as follows:

June 30, 2019	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging	Total
Cash and cash equivalents	1,221	887	-	-	2,108
Trade and other receivables	1,178	-	-	-	1,178
Other financial assets - current	48	-	-	-	48
Other financial assets - non-current	48	291	24	-	363
Trade payables (see note 14)	(191)	-	-	-	(191)
Accruals (see note 14)	(570)	-	-	-	(570)
Other financial liabilities - current(1)	(92)	-	-	-	(92)
Long-term indebtedness	(3,233)	-	-	-	(3,233)
Other financial liabilities - non current(2)	(169)	(1)	-	(62)	(232)
Total	(1,760)	1,177	24	(62)	(621)

(1)	Includes lease liabilities of $49 million recognized in 2019 due to the adoption of IFRS 16. See note 1.

(2)	Includes lease liabilities of $168 million recognized in 2019 due to the adoption of IFRS 16. See note 1.

December 31, 2018	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging	Total
Cash and cash equivalents	316	2,390	-	-	2,706
Trade and other receivables	1,313	-	-	-	1,313
Other financial assets - current	75	1	-	-	76
Other financial assets - non-current	14	16	23	-	53
Current indebtedness	(3)	-	-	-	(3)
Trade payables (see note 14)	(326)	-	-	-	(326)
Accruals (see note 14)	(854)	-	-	-	(854)
Other financial liabilities - current	(95)	-	-	-	(95)
Long-term indebtedness	(3,213)	-	-	-	(3,213)
Other financial liabilities - non current	(1)	(2)	-	(76)	(79)
Total	(2,774)	2,405	23	(76)	(422)

Cash and cash equivalents

Of total cash and cash equivalents, $34 million and $24 million at June 30, 2019 and December 31, 2018, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper

Under its commercial paper program, the Company may issue up to $2.0 billion of notes. There was no outstanding commercial paper at June 30, 2019.

Credit facility

The Company has a $2.4 billion credit facility agreement which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for its commercial paper program). There were no outstanding borrowings under this credit facility at June 30, 2019. Based on the Company’s credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
June 30, 2019	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
C$550, 3.309% Notes, due 2021	420	62	432	62
$350, 3.95% Notes, due 2021(1)	138	-	142	-
$600, 4.30% Notes, due 2023	596	-	637	-
$450, 3.85% Notes, due 2024(1)	241	-	250	-
$500, 3.35% Notes, due 2026	496	-	502	-
$350, 4.50% Notes, due 2043(1)	116	-	116	-
$350, 5.65% Notes, due 2043	341	-	393	-
$400, 5.50% Debentures, due 2035	395	-	439	-
$500, 5.85% Debentures, due 2040	490	-	577	-
Total	3,233	62	3,488	62
Long-term	3,233	62

	Carrying Amount		Fair Value
December 31, 2018	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	3	-	3	-
C$550, 3.309% Notes, due 2021	402	76	407	76
$350, 3.95% Notes, due 2021(1)	138	-	139	-
$600, 4.30% Notes, due 2023	596	-	607	-
$450, 3.85% Notes, due 2024(1)	240	-	233	-
$500, 3.35% Notes, due 2026	495	-	458	-
$350, 4.50% Notes, due 2043(1)	116	-	105	-
$350, 5.65% Notes, due 2043	341	-	364	-
$400, 5.50% Debentures, due 2035	395	-	406	-
$500, 5.85% Debentures, due 2040	490	-	524	-
Total	3,216	76	3,246	76
Current portion	3	-
Long-term portion	3,213	76

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

June 30, 2019				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	887	-	887

Warrants(1)	-	-	291	291

Financial assets at fair value through earnings	-	887	291	1,178

Financial assets at fair value through other comprehensive income(2)	4	20	-	24

Total assets	4	907	291	1,202

Liabilities

Contingent consideration(3)	-	-	(1)	(1)

Financial liabilities at fair value through earnings	-	-	(1)	(1)

Derivatives used for hedging(4)	-	(62)	-	(62)

Total liabilities	-	(62)	(1)	(63)

December 31, 2018				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	2,390	-	2,390

Warrants(1)	-	-	16	16

Embedded derivatives(5)	-	1	-	1

Financial assets at fair value through earnings	-	2,391	16	2,407

Financial assets at fair value through other comprehensive income(2)	2	21	-	23

Total assets	2	2,412	16	2,430

Liabilities

Contingent consideration(3)	-	-	(2)	(2)

Financial liabilities at fair value through earnings	-	-	(2)	(2)

Derivatives used for hedging(4)	-	(76)	-	(76)

Total liabilities	-	(76)	(2)	(78)

(1)	Warrants related to the Company’s equity method investment in Refinitiv (see note 8).

(2)	Investments in entities over which the Company does not have control, joint control or significant influence.

(3)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(5)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

The following reflects the change in Refinitiv warrants level 3 fair value measurement for the six months ended June 30, 2019:

Six months ended June 30, 2019
December 31, 2018	16
Gain recognized within other operating gains, net	275
June 30, 2019	291

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the six months ended June 30, 2019.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of cross-currency interest rate swaps are calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants

●

The fair value of the warrants in Refinitiv are generally calculated using a Monte Carlo simulation approach that generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach include: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase in the equity value would typically result in an increase in the fair value of the warrants and conversely, a decrease would typically result in a decrease in the fair value of the warrants.

●

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owns a 45%(1) interest, to the London Stock Exchange Group plc (“LSEG”), in an all share transaction that values Refinitiv at $27 billion (see note 20). Under the terms of the warrant agreement, the proposed transaction will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase the Company’s ownership of Refinitiv from 45%(1) to 47.6%(1). As a result of the entry into a definitive agreement for the sale of the Refinitiv business, the value of the warrants at June 30, 2019 is primarily based on the number of incremental shares in Refinitiv to which the Company is entitled upon closing and the share price of LSEG on June 30, 2019. The valuation also incorporates various outcomes (on a weighted average basis) based on the likelihood of the proposed transaction closing. In future periods, the warrants will be revalued based on the share price of LSEG at each reporting date, and will reflect management’s continuing assessment about the likelihood that the proposed transaction will close, including progress towards obtaining approval by LSEG shareholders, regulatory clearances and satisfying customary closing conditions.

(1)	Represents ownership interest before dilution for management equity triggered by a change in control.

Note 13: Other Non-Current Assets

	June 30,	December 31,

	2019	2018

Net defined benefit plan surpluses(1)	79	7

Cash surrender value of life insurance policies	313	300

Deferred commissions	74	82

Other non-current assets	62	57

Total other non-current assets	528	446

(1)

The funded status of the defined benefit pension plan covering U.K. employees changed from a net obligation to a net surplus as the Company contributed $167 million to the plan in February 2019. See note 15.

Note 14: Payables, Accruals and Provisions

	June 30,	December 31,

	2019	2018

Trade payables	191	326

Accruals	570	854

Provisions	183	203

Other current liabilities	119	166

Total payables, accruals and provisions	1,063	1,549

Note 15: Provisions and Other Non-Current Liabilities

	June 30,	December 31,

	2019	2018

Net defined benefit plan obligations(1)	655	708

Deferred compensation and employee incentives	140	128

Provisions	115	128

Uncertain tax positions	230	223

Other non-current liabilities	38	81

Total provisions and other non-current liabilities	1,178	1,268

(1)

The funded status of the defined benefit pension plan covering U.K. employees changed from a net obligation to a net surplus as the Company contributed $167 million to the plan in February 2019. See note 13.

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically effected under a normal course issuer bid (“NCIB”), which permits the repurchase of common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company pays for shares in open market transactions under the NCIB is the market price at the time of purchase or such other price as may be permitted by TSX.

Details of share repurchases are as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018

Share repurchases (millions of U.S. dollars)	-	359	190	359

Shares repurchased (number in millions)	-	9.1	3.5	9.1

Share repurchases – average price per share in U.S. dollars	-	$39.54	$53.93	$39.54

The Company did not repurchase any shares in the three months ended June 30, 2019.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018

Dividends declared per common share	$0.360	$0.345	$0.72	$0.69

Dividends declared	180	245	361	490

Dividends reinvested	(5)	(6)	(12)	(15)

Dividends paid	175	239	349	475

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018

Non-cash employee benefit charges	39	40	81	76

Net losses (gains) on foreign exchange and derivative financial instruments	18	(12)	28	(17)

Share of post-tax losses (earnings) in equity method investments	126	(2)	223	(4)

Warrants (see note 12)	(256)	-	(275)	-

Other	(4)	(15)	(4)	3

	(77)	11	53	58

Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018

Trade and other receivables	(47)	(30)	96	61

Prepaid expenses and other current assets	23	18	49	19

Other financial assets	(2)	6	33	41

Payables, accruals and provisions	(143)	(24)	(396)	(196)

Deferred revenue	98	99	28	45

Other financial liabilities	-	(11)	(33)	(46)

Income taxes	10	18	10	(2)

Other	(33)	(4)	(49)	(22)

	(94)	72	(262)	(100)

Details of income taxes paid are as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018

Operating activities – continuing operations	(49)	(8)	(114)	(43)

Operating activities – discontinued operations	(12)	(25)	(54)	(52)

Investing activities – continuing operations	(1)	-	(1)	-

Total income taxes paid	(62)	(33)	(169)	(95)

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related Party Transactions

As of June 30, 2019, the Company’s principal shareholder, Woodbridge, beneficially owned approximately 66% of the Company’s shares.

Transactions with Refinitiv

As part of the Company’s sale of a 55% interest in its Financial & Risk business, Reuters News and Refinitiv entered into an agreement which has a term of 30 years from October 1, 2018, pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the six months ended June 30, 2019, the Company recorded $168 million of revenues under this agreement. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the six months ended June 30, 2019, the Company recorded $12 million of income in “Other operating gains, net” within the consolidated income statement under this license.

To facilitate the separation, the Company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, the Company and Refinitiv extended property leases to each other. For the six months ended June 30, 2019, the Company recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Provided by Thomson Reuters to Refinitiv Contra-expense	Provided by Refinitiv to Thomson Reuters (Expense)
Transitional services	17	(35)
Properties leased	18	(19)

At June 30, 2019, the consolidated statement of financial position included a receivable from Refinitiv of $268 million and a payable to Refinitiv of $151 million.

Except for the above transactions, there were no other significant related party transactions during the six months ended June 30, 2019. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2018, which are included in the Company’s 2018 annual report, for information regarding related party transactions.

Note 20: Subsequent Events

Acquisitions

In July 2019, the Company acquired Confirmation, a provider of digital audit confirmation services to accounting firms, banks and law firms, and HighQ, a provider of collaboration tools to the legal and regulatory market segments.

Proposed LSEG/Refinitiv Transaction

On August 1, 2019, the Company announced that it and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion. The transaction will result in Blackstone’s consortium and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG, approximately 15% of which would be attributed to Thomson Reuters. The proposed transaction is subject to LSEG shareholder approval, regulatory clearances and customary closing conditions and is expected to close in the second half of 2020. The Company expects to record a significant gain on the transaction upon closing.